Exhibit 99.1

Tiziana Life Sciences to Host Investor Update Call

on 2 December 2020 at 4:15 p.m. ET

NEW YORK and LONDON – 1 December 2020 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announced its CEO and CSO Dr. Kunwar Shailubhai will host a conference call on Wednesday, 2 December 2020 at 4:15 p.m. ET to provide updates on the Company. Dr Shailubhai will provide updates on the Company’s proposed move from AIM to the Standard Segment of the Main Market of the London Stock Exchange, ongoing clinical trials, as well as other recent developments in Tiziana Life Sciences.

Date:	Wednesday, 2 December 2020
Time:	4:15 p.m. Eastern Time
Live Call:	+1-877-425-9470 (U.S. Toll-Free) or +1-201-389-0878 (International)
Webcast:	http://public.viavid.com/index.php?id=142634

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until 16 December 2020 and can be accessed by dialing +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International) and entering replay pin number: 13713850.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com